Chemspec International Limited

January 21, 2011

VIA EDGAR

Ms. Nudrat Salik, Staff Accountant

Mr. Rufus Decker, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 20-F for the Year Ended December 31, 2009 (the “2009 Form 20-F”)

 Form 6-K filed on November 12, 2010

File No. 1-34368

Dear Ms. Salik and Mr. Decker:

Chemspec International Limited, a company organized under the laws of the Cayman Islands (the “Company”) confirms receipt of the comment letter, dated December 14, 2010, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). The Company filed an amendment to the 2009 Form 20-F and a letter to respond to the Staff’s comments on EDGAR on January 12, 2011.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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If you have any question regarding the responses above, please do not hesitate to contact Chris Lin at +852 2514-7650, or Asher Hsu at +852 2514-7691. Please kindly provide a copy of any correspondence to Mr. Chris Lin and Mr. Asher Hsu by fax at +1 (212) 455-2502. Thank you.

Very truly yours,

/s/ Jianhua Yang
Jianhua Yang

cc:	Chris Lin
Asher Hsu
Simpson Thacher & Bartlett LLP